EXHIBIT 3.6

COMMERCIAL NATIONAL FINANCIAL CORPORATION

COMPLETE ARTICLES OF INCORPORATION INCLUDING ALL AMENDMENTS<

1.         The name of the corporation is Commercial National Financial Corporation.

2.         The address of the registered office in Pennsylvania is 900 Ligonier Street, Latrobe, Westmoreland County, Pennsylvania  15650.

3.         The purposes of the corporation are to have unlimited power to engage in and to do any lawful act concerning any or all business for which corporations may be incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988.

4.         The aggregate number of shares which the corporation shall have authority to issue is 10,000,000 shares of common stock, par value $2.00 per share.

5.         The corporation shall have perpetual existence.

6.         The names and addresses of the incorporators and the number and class of shares subscribed to by each incorporator are:

            Louis A. Steiner, R.D. #2, Box 197, Ligonier, PA  15658 - 1 share common stock

Edwin P. Cover, 817 Forbes Drive, Ligonier, PA  15658 - 1 share common stock

Frank E. Jobe, 326 Spruce Street, Latrobe, PA  15650 - 1 share common stock

William W. Washnock, 1543 Labrobe Avenue, Latrobe, PA  15650 - 1 share common stock

7.         This corporation is incorporated under the provisions of the Business Corporation Law of 1988.

8.         No cumulative voting rights shall exist with respect to the election of directors.

9.         No merger, consolidation, liquidation or dissolution of this corporation nor any action that would result in the sale or other disposition of all or substantially all of the assets of this corporation shall be valid unless first approved by the affirmative vote of the holders of at least seventy percent (70%) of the outstanding shares of common stock of this corporation. This Article 9 may not be amended unless first approved by the affirmative vote of the holders of at least seventy percent (70%) of the outstanding shares of common stock of this corporation.

10.       (a)        The Board of Directors may, if it deems it advisable, oppose a tender or other offer for the corporation's securities, whether the offer is in cash or in the securities of a corporation or otherwise. When considering whether to oppose an offer, the Board of Directors may, but is not legally obligated to, consider any relevant, germane or pertinent issue; by way of illustration, but not to be considered any limitation on the power of the Board of Directors to oppose a tender or other offer for this corporation's securities, the Board or Directors may, but shall not be legally obligated to, consider any or all of the following:

                    (i)             Whether the offer price is acceptable based on the historical and present operating results or financial condition of this corporation;

                    (ii)             Whether a more favorable price could be obtained for this corporation's securities in the future;

                    (iii)            The social and economic effects of the offer or transaction on this corporation and any of its subsidiaries, employees, depositors, loan and other customers, creditors, shareholders and other elements of the communities in which this corporation and any of its subsidiaries operate or are located;

                     (iv)          The reputation and business practice of the offeror and its management and affiliates as they would affect the shareholders, employees, depositors and customers of the corporation and its subsidiaries and the future value of the corporation's stock;

                     (v)           The value of the securities (if any) which the offeror is offering in exchange for the corporation's securities, based on an analysis of the worth of the corporation or other entity whose securities are being offered;

                     (vi)         The business and financial conditions and earnings prospects of the offeror, including, but not limited to, debt service and other existing or likely financial obligations of the offeror, and the possible effect of such conditions upon this corporation and any of its subsidiaries and the other elements of the communities in which this corporation and any of its subsidiaries operate or are located;

                     (vii)                     Any antitrust or other legal and regulatory issues that are raised by the offer.

            (b)        If the Board of Directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose, including, but not limited to, any or all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the offeror corporation's securities; selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity.

11.       This corporation specifically opts out and shall not be governed by Subsections (d) through (f) of Section 511, Subsections (e) through (g) of Section 1721, pertaining to Standards of Care and Fiduciary Duties of Directors, of the Business Corporation Law of 1988, as added and amended by Act 36 of 1990, and Subchapter G, Control-share Acquisitions, and Subchapter H, Disgorgement by Certain Controlling Shareholders Following Attempts to Acquire Control, of Chapter 25 of the Business Corporation Law of 1988, as added and amended by Act 36 of 1990.  Subsections (d) through (f) of Section 511, Subsections (e) through (g) of Section 1721, pertaining to Standards of Care and Fiduciary Duties of Directors, of the Business Corporation Law of 1988, as added and amended by Act 36 of 1990, and Subchapter G, Control-share Acquisitions, and Subchapter H, Disgorgement by Certain Controlling Shareholders Following Attempts to Acquire Control, of Chapter 25 of the Business Corporation Law of 1988, as added and amended by Act 36 of 1990, shall not be applicable to the Corporation.

The Original Articles of Incorporation were dated February 21, 1990 and were filed with the Secretary of the Commonwealth of Pennsylvania on February 21, 1990.

This Article reflects the change made by the Articles of Amendment dated April 24, 1997 and filed with the Secretary of the Commonwealth of Pennsylvania on April 28, 1997.

This Article reflects the change made by the Articles of Amendment dated September 21, 2004 and filed with the Secretary of the Commonwealth of Pennsylvania on September 22, 2004.

This Article was added by Articles of Amendment dated September 18, 1990 and filed with the Secretary of the Commonwealth of Pennsylvania on September 20, 1990.